UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gastar Exploration Ltd.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

367299203
(CUSIP Number)

October 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367299203

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,442,660
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,442,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,442,660
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 367299203

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,442,660
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,442,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,442,660
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 367299203

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Fund (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,442,660
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,442,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,442,660
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 367299203

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,442,660
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,442,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,442,660
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 367299203

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners LDC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,442,660
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,442,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,442,660
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 367299203

1	NAMES OF REPORTING PERSONS John Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,442,660
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,442,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,442,660
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

This Schedule 13G (“Schedule 13G”) is being filed on behalf of Global Undervalued Securities Master Fund, L.P., a Delaware limited partnership (the “Master Fund”), Global Undervalued Securities Fund, L.P., a Delaware limited partnership (the “LP Fund”), Global Undervalued Securities Fund (QP), L.P., a Delaware limited partnership (the “QP Fund” and together with the LP Fund, the “Partnerships”), Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz”), Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (“LDC”), and John Kleinheinz (collectively with the Master Fund, the Partnerships, Kleinheinz and LDC, the “Reporting Persons”).

This Schedule 13G relates to shares of Common Stock, no par value per share (“Common Stock”), of Gastar Exploration Ltd., an Alberta, Canada Corporation (the “Issuer”), purchased for the account of the Master Fund.  The Partnerships and Kleinheinz serve as general partners of the Master Fund.  LDC serves as general partner of the Partnerships.  John Kleinheinz is the principal of both Kleinheinz and LDC.

Item 1(a)                      Name of Issuer.

Gastar Exploration Ltd.

Item 1(b)                      Address of Issuer’s Principal Executive Offices.

1331 Lamar Street, Suite 650
Houston, Texas  77010

Item 2(a)                      Name of Person Filing.

(1)	Global Undervalued Securities Master Fund, L.P.

(2)	Global Undervalued Securities Fund, L.P.

(3)	Global Undervalued Securities Fund (QP), L.P.

(4)	Kleinheinz Capital Partners, Inc.

(5)	Kleinheinz Capital Partners LDC

(6)	John Kleinheinz

Item 2(b)                      Address of Principal Business Office, or, if none, Residence.

(1)	Global Undervalued Securities Master Fund, L.P.
301 Commerce Street, Suite 1900
Fort Worth, Texas  76102

(2)	Global Undervalued Securities Fund, L.P.
301 Commerce Street, Suite 1900
Fort Worth, Texas  76102

(3)	Global Undervalued Securities Fund (QP), L.P.
301 Commerce Street, Suite 1900
Fort Worth, Texas  76102

(4)	Kleinheinz Capital Partners, Inc.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102

(5)	Kleinheinz Capital Partners LDC
c/o Walkers SPV Limited
Walker House, 87 Mary Street
George Town, Grand Cayman
KYI-9002 Cayman Islands

(6)	John Kleinheinz
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102

Item 2(c)                      Citizenship or Place of Organization.

(1)      Global Undervalued Securities Master Fund, L.P. is a Delaware limited partnership.

(2)      Global Undervalued Securities Fund, L.P. is a Delaware limited partnership.

(3)      Global Undervalued Securities Fund (QP), L.P. is a Delaware limited partnership.

(4)      Kleinheinz Capital Partners, Inc. is a corporation organized under the laws of the State of Texas.

(5)      Kleinheinz Capital Partners LDC is a Cayman Islands limited duration company.

(6)      John Kleinheinz is a U.S. citizen.

Item 2(d)                      Title of Class of Securities.

Common Stock, no par value per share

Item 2(e)                      CUSIP Number.

367299203

Item 3               If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4               Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 3,442,660 shares of Common Stock held by the Master Fund.

(b)
The Reporting Persons may be deemed to be the beneficial owners of 5.6% of the outstanding shares of Common Stock.  The percentage is determined by dividing 3,442,660 by 61,134,950, which is the number of shares of Common Stock outstanding as of November 1, 2013, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 5, 2013.

(c)	The Reporting Persons have the sole power to vote and dispose of the 3,442,660 shares of Common Stock beneficially owned.

Item 5               Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐ .

Item 6               Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7               Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8               Identification and Classification of Members of the Group.

Not Applicable.

Item 9               Notice of Dissolution of Group.

Not Applicable.

Item 10               Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A Joint Filing Agreement, dated November 8, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2013

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By:	Global Undervalued Securities Fund, L.P., its general partner

By:	Kleinheinz Capital Partners LDC, its general partner

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Director

GLOBAL UNDERVALUED SECURITIES FUND, L.P.

By:	Kleinheinz Capital Partners LDC, its general partner

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Director

GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P.

By:	Kleinheinz Capital Partners LDC, its general partner

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Director

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Managing Director

/s/ John B. Kleinheinz
JOHN B. KLEINHEINZ

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, no par value per share, of Gastar Exploration Ltd.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning each party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 8, 2013.

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By:	Global Undervalued Securities Fund, L.P., its general partner

By:	Kleinheinz Capital Partners LDC, its general partner

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Director

GLOBAL UNDERVALUED SECURITIES FUND, L.P.

By:	Kleinheinz Capital Partners LDC, its general partner

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Director

GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P.

By:	Kleinheinz Capital Partners LDC, its general partner

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Director

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Managing Director

/s/ John B. Kleinheinz
JOHN B. KLEINHEINZ